FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of November 2010

B.O.S. Better Online Solutions Ltd.
(Translation of Registrant's Name into English)

20 Freiman Street, Rishon LeZion, 75100, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Proxy Statement attached to this Form 6-K is hereby incorporated by reference into all effective Registration Statements, filed by us under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached hereto and incorporated by reference herein is the Registrant’s Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on December 22, 2010.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better Online Solutions Ltd. (Registrant)

By:	/s/ Eyal Cohen
Eyal Cohen
CFO
Dated: November 10, 2010

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 22, 2010

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held in Israel at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on December 22, 2010 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To elect Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik, Gérard Limat, Guillaume Binder and Luis Gutierrez Roy to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2010 and for such additional period until the next annual general meeting of shareholders.

3.	To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2009.

4.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on November 15, 2010 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1 and 2 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2009 described in Proposal 3 does not involve a vote of our shareholders.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

      Edouard Cukierman
          Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.  YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 22, 2010

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 20.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the offices of Catalyst Fund L.P., at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on December 22, 2010 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To elect Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik, Gérard Limat, Guillaume Binder and Luis Gutierrez Roy to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors  for the year ending December 31, 2010 and for such additional period until the next annual general meeting of shareholders.

3.	To receive the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2009.

4.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A form of proxy card for use at the Meeting and a return envelope for the proxy card are enclosed.  By appointing “proxies,” shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company (the “Board of Directors”). The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual General Meeting of Shareholders enclosed with this Proxy Statement. If any other business is properly brought before the Meeting, however, it is the intention of the persons named as proxies to vote in respect thereof in accordance with their best judgment. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is, in Israel, 20 Freiman Street, Rishon Le Zion, 75101 Israel or in the United States, c/o Operations Center, American Stock Transfer & Trust Company LLC, 6201 15th Avenue, Brooklyn, New York 11219-9821, USA, by the substitution of a new proxy card bearing a later date or by a request for the return of the proxy card at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about November 17, 2010. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on November 15, 2010 are entitled to notice of and to vote at the Meeting. The Company had 2,751,810 Ordinary Shares issued and outstanding on November 5, 2010, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required. Proposals 1 and 2 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

The presentation to our shareholders for consideration of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2009 described in Proposal 3 does not involve a vote of our shareholders.

I.	PRINCIPAL SHAREHOLDERS

The following table sets forth, as of November 5, 2010, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding ordinary shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 2,751,810 shares outstanding as of November 5, 2010.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Number	Warrants and Convertibles	Percent

Catalyst Fund, LP (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	423,451	217,259	21.58%

SITA S.A. (2) 27, RTE DE GY 1252 Meinier, Geneva, Switzerland	175,734	172,862	11.92%

Bellite Pty Limited (3) 7 Beresford Road, Rose Bay 2029, NSW, Australia	163,266	115,385	9.72%

Dimex Systems (1988) Ltd. (4) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	91,449	326,414	13.57%

Telegraph Hill Capital Fund I, LLC (5) 582 Market Street, Suite 700 San Francisco, California 94104	96,362	61,539	5.61%

(1)
“Catalyst Fund” refers collectively to Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel, and which share the same general partner, Catalyst Investments, and to Catalyst Private Equity Partners (Israel) II L.P. (“Catalyst Private Equity”), an Israeli limited partnership whose general partner is Catalyst Investments II L.P. (“Catalyst Investments II”). Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Fund. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Fund. Includes 216,145 ordinary shares held by Catalyst Investment L.P., the general partner of Catalyst Investments and 163,077 ordinary shares underlying a convertible loan extended by Catalyst Private Equity. Mr. Edouard Cukierman may be deemed to share voting and dispositive power with respect to shares held by Catalyst Private Equity. Mr. Cukierman disclaims beneficial ownership in such shares except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Investments II.

(2)	Mr. Gérard Limat, a member of our board of directors, is the Chairman of SITA SA and may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(3)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(4)
Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems. Includes 257,318 ordinary shares underlying a convertible loan. Does not include 257,318 ordinary shares underlying a warrant granted to Dimex Systems (1988) Ltd., exercisable during a period starting from 18 months to 36 months from grant (August 2009). Also, includes 91,449 ordinary shares held by M.T.A.Y Holdings Ltd., which is the controlling shareholder of Dimex Systems.

(5)
Messrs Luis Gutierrez Roy and Clarence Wesley may be deemed to have shared voting and dispositive power with respect to the shares held by Telegraph Hill Capital Fund Ltd. Does not include 61,539  Ordinary Shares underlying a warrant granted to Telegraph Hill Capital Fund I, LLC, which shall be exercisable for a period of 18 months commencing in January 2011, and options to purchase 14,400 Ordinary Shares, which vest and become exercisable upon the lapse of 18 months from September 1, 2009.

II.	RESOLUTIONS

1.	ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to elect six nominees to serve on the Board of Directors. Messrs. Edouard Cukierman, Joel Adler, Ronen Zavlik, Gérard Limat, Guillaume Binder and Luis Gutierrez Roy will be nominated for election.

Section 239 of the Israeli Companies Law, 1999 (the "Companies Law"), requires that companies whose shares are publicly traded have at least two external directors on the board of directors. Their term of service is three years, and they may be elected to serve for up to two three-year terms. Ms. Nelly Assouline and Mr. David Golan currently serve as external directors and their terms of service shall expire in November 2011 and February 2012, respectively.

The directors are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall not be less than four nor more than eleven. If at a general meeting of the Company, new directors in the minimum amount specified pursuant to the Company’s Articles of Association are not elected, the directors who held office until such time shall continue to hold office, until they are replaced by the Company's general meeting.

It is the intention of the persons named in the proxy to vote for the election of the six nominees named below, each to hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier pursuant to the relevant provisions of the Articles of Association of the Company. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. If any of the nominees are unable to serve, the persons named in the proxy will vote the shares for the election of such other nominees as the Board of Directors may propose. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position
Mr. Edouard Cukierman*	45	Chairman of the Board of Directors
Mr. Joel Adler**	56	Director
Mr. Ronen Zavlik***	49	Director
Mr. Gérard Limat***	70	Director
Mr. Guillaume Binder***	55	Director
Mr. Luis Gutierrez Roy****	40	Director

* Mr. Edouard Cukierman holds 4,334 Ordinary Shares and 112,684 options to purchase Ordinary Shares directly, 1,285 Ordinary Shares through a wholly owned company, E.D.I European Development and Investments Ltd. and an additional 2,520 Ordinary Shares through Cukierman & Co. Investment House Ltd.  Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership (see "Principal Shareholders" above.)

** Brada Investments Limited is discretionary trust, of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 28,185 Ordinary Shares. Mr. Joel Adler holds 4,300 options, which he received as a director.

*** Each of Messrs Zavlik, Limat and Binder holds 4,300 options to purchase the Company’s Ordinary Shares, which they received as directors.

**** Telegraph Hill Capital Fund I, LLC is a Delaware company, of which Mr. Luis Gutierrez Roy is a managing director, holds 96,362 Ordinary Shares, notes that are convertible into 61,539 Ordinary Shares, warrants to purchase 61,539 Ordinary Shares and options to purchase 14,400 Ordinary Shares.  Mr. Gutierrez Roy may be deemed to have shared voting and dispositive power with respect to the Ordinary Shares beneficially owned by Telegraph Hill Capital Fund I, LLC.

Mr. Edouard Cukierman has been a director of the Company since May 2003 and Chairman of the Company since June 2003. Mr. Cukierman is the founder and CEO of Catalyst Funds and serves as Chairman of Cukierman & Co Investment House. Since its establishment in 1993 Cukierman & Co., Investment House realized Ђ 3 billion of corporate finance transactions. Mr. Cukierman is a Board member of Lamina Technologies in Switzerland and Mainsoft in Israel. Prior to managing Catalyst in 2000, he was the President and CEO of the Astra Technological Investments, a venture capital fund established in 1993, which was the first Israeli company which went public in continental Europe. He is also the Chairman of the Board of “Friends of Sar-El”, an Israeli Defense Forces volunteer organization and is a board member of the “Alliance Israelite Universelle en Israel”. He serves as an officer in the Israeli Defense Forces Spokesman Unit and is part of the Hostage & Crisis Negotiation Team (Reserves). Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc from the Technion - Israel Institute of Technology.

Mr. Joel Adler has been a director of the Company since June 2005. Mr. Adler is a partner in Mishcon de Reya, a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Mr. Adler advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM).  Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously, Mr. Adler was head of the corporate department of Rakisons (now part of U.S. law firm Steptoe & Johnson). He gained his experience with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a Law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

Mr. Ronen Zavlik has been a director of the Company since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, including Ma’ariv Holdings Ltd., Extra Plastic Ltd., Rapid Vision Ltd., Hachsharat Hayishuv Hotels Ltd. and Orad (Hai) Investments and Holdings Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik holds an accounting license in Israel, is a certified internal auditor in the United States and a member of the Institute of Certified Public Accountants in Israel.

Mr. Gérard Limat has been a director of the Company since April 2008. Since 1968, Mr. Limat has held various managerial positions with the Dassault group, which operates in the civil aviation and the military sectors. Mr. Limat is also the founder and Chief Executive Officer of Dasnair, a business plane charter company. In addition, Mr. Limat serves as a director in Générale Immobilière Dassualt and in Cendres & Métaux SA, a company that produces semi-finished and finished products for the dental, jewellery and heavy industries. Mr. Limat is a certified public accountant.

Mr. Guillaume Binder has been a director of the Company since July 2008. Mr. Binder is a licensed lawyer in France and holds a Masters in Law from Paris University, a certificate of specalization in Corporate and Tax Law and a degree of superior accounting study (DECS). Mr. Binder serves as a director in several seed and startup companies, including First Care products and Neuronix.

Mr. Luis Gutierrez Roy has been a director of the Company since October 2010. Mr. Gutierrez Roy is managing partner at Telegraph Hill Capital Fund I, LLC since 2008. He was managing director of Corporate Finance and co-head of the Technology, Media and Telecom Group at Ernst & Young (E&Y) in Spain from 2001 to 2008, and head of the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office from 1999 to 2001.  Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco from 1996 to 1999, and the Barcelona Stock Exchange, where he started his professional career in 1993. Mr.  Gutierrez Roy has advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

Information regarding the incumbent external directors:

Ms. Nelly Assouline has been an external director of the Company since November 2008. Ms. Assouline has been holding various positions in Dexia since 1989, most recently in Paris. Between the years 2001-2007 she has served as Deputy General Manager and Chief Financial Officer of Dexia Israel. She has set up and served as a board member of Dexia Israel Issuance Ltd. and of Dexia Operational Financing Ltd. Between the years 1989 and 2001 she was the senior executive funding director - Financial Markets in the Dexia Funding Department. Ms. Assouline holds a Post Graduate degree in Mathematics and Finance from the Dauphine University and an International Executive MBA from the Kellog University of Management (Northwestern and Tel-Aviv University).

Mr. David Golan has been an external director of the Company since February 2009. Mr. Golan provides private investment banking, managerial and consulting services. He currently serves as a director in several companies, both public and private. Previously, until 2002, he served as an Executive Director of a group of companies in the Rad-Bynet group. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President in Clal Trading Ltd. Between the years 1988-1992, Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelors degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

Compensation of Directors and Officers

The following tables present the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2009:

	Salaries, Directors' fees, Service fees, Commissions and Bonus1	Pension, Retirement and Similar benefits
All directors and officers as a group (then 14 persons)	$1,489,557	$115,706

1 Includes fees paid to Mr. Shalom Daskal, who, until October 2009, provided the Company with CEO services through a management agreement by and among the Company, Shalom Daskal and N-D-P Consulting Ltd. Figure also includes (a) consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder and (b) Stock based compensation in the amount of $343,770.

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

Several of the the nominee directors have advised the Company that they are waiving any Director fees, which they shall have otherwise been entitled to for their upcoming term of service on the Board.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Joel Adler, Ronen Zavlik, Gérard Limat, Guillaume Binder and Luis Gutierrez Roy, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

2.	REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

The Company’s principal accountants for the years 2008 and 2009 were Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer and Arik Eshel, CPA & Assoc., PC, during each of 2008 and 2009:

	Year Ended December 31, 2009		Year Ended December 31, 2008
	Amount	Percentage	Amount	Percentage
Audit Fees	75,000	93%	108,298	81%
Tax Fees (1)	6,000	7%	25,868	19%
Total	81,000	100%	134,166	100%

(1)
“Tax fees” are fees for professional services rendered by the Company’s auditors with respect to tax advice related to acquisitions and tax compliance with the Israeli law for encouragement of investment, and issuance of annual tax reports.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company for the year ending December 31, 2010 and for such additional period until the next Annual General Meeting of shareholders.”

Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

3.	RECEIPT OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting the shareholders shall receive and consider the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2009. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 20-F with the US Securities and Exchange Commission (the “SEC”) on June 30, 2010, and appear on the SEC's website at www.sec.gov.

4.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. If other matters not now known properly come before the Meeting, however, it is intended that the persons named as proxies or their substitutes will vote the Ordinary Shares in accordance with their best judgment with respect to such matters.

By Order of the Board of Directors,

        Edouard Cukierman
          Chairman of the Board of Directors

November, 2010

B.O.S. BETTER ONLINE SOLUTIONS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 22, 2010

The undersigned, revoking previous proxies, hereby appoint(s) Edouard Cukierman and Eyal Cohen, or any one of them, proxies, with full power of substitution, to act for and in the name of the undersigned to vote all ordinary shares of B.O.S. Better Online Solutions Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders of the Company which will be held in Israel at the offices of Catalyst Fund L.P. at 3 Daniel Frisch St., 11th floor, Tel-Aviv, Israel, on December 22, 2010 at 16:00 p.m. (local time) and at any adjournments thereof, for the purposes described in the accompanying Notice of the Meeting and Proxy Statement, for which receipt is hereby acknowledged.

Upon being returned, signed and dated, all shares represented by this Proxy will be voted as indicated by the shareholder below. IN THE ABSENCE OF SUCH INDICATION, THIS PROXY WILL BE VOTED "FOR" EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. As to any other matter, said proxies shall vote in accordance with their best judgement.

Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B.O.S. BETTER ONLINE SOLUTIONS LTD.

December 22, 2010

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

ÜPlease detach along perforated line and mail in the envelope provided. Ü

Please refer to the Proxy Statement discussion of each of these matters.
THE BOARD OF DIRECTORS RECOMMENDS VOTING "FOR" EACH OF THE LISTED PROPOSALS:
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

						FOR	AGAINST	ABSTAIN
1 .	To elect the six nominees specified below as directors:			2.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2010 and for such additional period until the next annual general meeting of shareholders.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the general meeting and any adjournments thereof.
						☐	☐	☐
NOMINEES:
☐	FOR ALL NOMINEES	Edouard Cukierman
Ronen Zavlik
☐	WITHHOLD AUTHORITY	Joel Adler
	FOR ALL NOMINEES	Gérard Limat
Guillaume Binder
		Luis Gutierrez Roy		PLEASE COMPLETE, DATE, SIGN AND MAIL THIS PROXY CARD IN THE ENCLOSED PREPAID ENVELOPE.

					Check here if you plan to attend the Annual General Meeting	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.